Exhibit 99.10

CONSENT OF QUALIFIED PERSON

Golden Star Resources Ltd.
United States Securities and Exchange Commission

Re: Golden Star Resources Ltd.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Golden Star Resources Ltd. (the “Company”) to which this consent relates: (A) the Company’s Annual Information Form for the year ended December 31, 2018, (B) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2018, (C) the technical report entitled "NI 43-101 Technical Report on a Feasibility Study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014 and filed on May 8, 2015 and (D) the technical report entitled “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017 and filed on March 29, 2018, (ii) the inclusion or incorporation by reference of information derived from such documents in the Registration Statements on Forms S-8 (Nos. 333-218064, 333-211926, 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820), as amended, and Registration Statement No. 333-220478 on Form F-10, as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

/s/ S. Mitchel Wasel
S. Mitchel Wasel
Vice President Exploration

March 29, 2019